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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

For Immediate Release

SBS BROADCASTING ADDED TO FIVE EURONEXT AMSTERDAM INDICES

        LUXEMBOURG—March 31, 2004—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today its addition to five Euronext Amsterdam indices. The indices include All Share Index (AAX), Amsterdam All Share Index, excluding AEX-AMX constituents (AAXX), Amsterdam All Shares Smaller Companies Index (ASCX), Amsterdam Cyclical Services Index (ECS) and Amsterdam Sector Media and Entertainment Index (SME).

        Commenting on the announcement, Harry Evans Sloan, Executive Chairman of SBS, said, "We are very proud of being added to these Euronext Amsterdam indices, which will increase SBS's visibility with the investment community, especially in Europe. Inclusion in these indices, which reflects increasing sales of SBS shares in Europe, is an affirmation of the tremendous success of our company, our higher European profile and the value we are creating as we continue to execute on our strategic goals."

About Euronext

        Euronext is Europe's first cross-border exchange business, combining cash and derivatives markets in Amsterdam, Brussels, Lisbon, London and Paris. Euronext was formed in 2000 in response to the globalization of capital markets and to create a pan-European exchange.

About SBS Broadcasting

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

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For further information visit: www.sbsbroadcasting.com, or contact:

Michael Smargiassi/Nick Laudico
Brainerd Communicators
Tel: +1 212 986 6667

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2004
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	President and Chief Executive Officer

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SBS BROADCASTING ADDED TO FIVE EURONEXT AMSTERDAM INDICES
SIGNATURES